SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 10, 2014

Commission File Number: 333-130901

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

3Q14 Earnings Release

Banco Macro Announces Results for the Third Quarter of 2014

Buenos Aires, Argentina, November 10, 2014 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the third quarter ended September 30, 2014 (“3Q14”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

Summary

• The Bank’s net income totaled Ps.985.5 million in 3Q14. This result was 35% higher than the Ps.732.7 million reported in the second quarter of 2014 (“2Q14”) and 72% higher than the Ps.571.9 million posted in the third quarter of 2013 (“3Q13”). In 3Q14, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 38.4% and 5.8%, respectively.

• In 3Q14, Banco Macro’s financing to the private sector increased 5% or Ps.2.0 billion quarter over quarter (“QoQ”) totaling Ps.41.9 billion. Among commercial loans, pledge loans (mainly productive investments loans with pledge guarantees according to Communication “A” 5319, “A” 5380, “A” 5449, “A” 5516, “A” 5600 and it´s corresponding modifications of BCRA) and overdrafts grew 12% and 10% QoQ, respectively. Among consumer loans, personal loans and credit cards loans rose 7% and 2% QoQ, respectively.

• In 3Q14, Banco Macro’s total deposits grew 4% QoQ, totaling Ps.53.1 billion and representing 86% of the Bank’s total liabilities. Private sector deposits grew 2% QoQ.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.5.7 billion (24.7% capitalization ratio). In addition, the Bank’s liquid assets remained at an adequate level, reaching 43% of its total deposits in 3Q14.

• In 3Q14, the Bank’s non-performing to total financing ratio was 1.85% and the coverage ratio reached 138.69%.

IR Contacts in Buenos Aires:
3Q14 Earnings Release Conference Call
Jorge Scarinci
Wednesday, November 12, 2014		Finance & IR Manager
Time: 10:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time
Ines Lanusse
Investor Relations Officer
To participate, please dial:	Webcast Replay: click here
Argentine Participants: (0800) 444 2930
U.S. Participants: +1 (877) 317 6776	Available from 11/12/2014 through	Phone: (54 11) 5222 6682
Participants from outside the U.S.:	11/26/2014	E-mail: investorelations@macro.com.ar
+1 (412) 317 6776

Conference ID: Banco Macro		Visit our website at: www.ri-macro.com.ar
Webcast: click here

With the presence of: Jorge Pablo Brito (Member of the Executive Committee), Guillermo Goldberg (Commercial Deputy General Manager), Jorge Scarinci (Finance and IR Manager) and Ines Lanusse (Investor Relations Officer).

3Q14 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

3Q14 Earnings Release

Results

Earnings per outstanding share were Ps.1.69 in 3Q14, 35% higher than 2Q14´s level and 72% higher than in 3Q13.

EARNINGS PER SHARE	MACRO consolidated
In MILLION $	III13	IV13	I14	II14	III14

Net income (M $)	571.9	953.3	1,186.3	732.7	985.5
Average shares outstanding (M)	584.5	584.5	584.5	584.5	584.5
Average shares in portfolio (M)	10.0	10.0	10.0	10.0	10.0
Average shares issued (M)	594.5	594.5	594.5	594.5	594.5
Book value per share ($)	12.91	14.51	16.51	16.71	18.36
Earnings per share ($)	0.98	1.63	2.03	1.25	1.69

Book value per ADS (USD)	22.29	22.26	20.61	20.54	21.69
Earning per ADS (USD)	1.69	2.50	2.53	1.54	1.99

Banco Macro’s 3Q14 net income of Ps.985.5 million was 35% or Ps.252.8 million higher than the previous quarter and rose 72% or Ps.413.6 million year over year (“YoY”). In 3Q14, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 38.4% and 5.8%, respectively.

In 3Q14, Banco Macro’s operating result was Ps.1.5 billion, 41% or Ps.433 million higher than the operating result posted in 2Q14. On an annual basis, Banco Macro´s operating result increased 52% or Ps.513.5 million. Had income from government and private securities and guaranteed loans (including CER) been excluded, such growth would have been 152% or Ps.246.7 million higher QoQ.

It is important to emphasize that this result was obtained with a low leverage of 6.7x assets to equity ratio.

INCOME STATEMENT	MACRO consolidated
In MILLION $	III13	IV13	I14	II14	III14

Net financial income	1,550.0	1,818.4	2,463.4	1,722.2	2,121.8
Provision for loan losses	-139.1	-158.5	-131.3	-167.7	-151.5
Net fee income	606.4	701.9	754.3	828.0	927.6
	2,017.3	2,361.8	3,086.4	2,382.5	2,897.9
Administrative expenses	-1,029.5	-1,104.9	-1,222.6	-1,314.2	-1,396.6
Operating result	987.8	1,256.9	1,863.8	1,068.3	1,501.3
Minority interest in subsidiaries	-4.7	-5.5	-6.8	-5.4	-5.9
Net other income	11.0	29.8	21.7	59.2	54.9
Net income before income tax	994.1	1,281.2	1,878.7	1,122.1	1,550.3
Income tax	-422.2	-327.9	-692.4	-389.4	-564.8
NET INCOME	571.9	953.3	1,186.3	732.7	985.5

The Bank’s 3Q14 financial income totaled Ps.3.7 billion, increasing 8% (Ps.282.1 million) compared to the previous quarter and 45% (Ps.1.2 billion) compared to 3Q13.

3

3Q14 Earnings Release

Interest on loans represented 76% of total financial income in 3Q14, slightly decreasing from the 80% posted in the previous quarter. Interests on loans were 2% or Ps.46.2 million higher than 2Q14’s level due to an increase in the average volume of the loan portfolio. On an annual basis, interest on loans grew 34% or Ps.718.1 million.

In 3Q14, net income from government and private securities increased 34% or Ps.193.9 million QoQ mainly due to higher income from government securities, specifically LEBAC/NOBAC. On an annual basis, net income from government and private securities increased Ps.580.6 million.

Also in this quarter, a decrease of 29% or Ps.7.6 million in income from Guaranteed Loans and in CER Adjustment was observed, mainly due to a decrease in the present value of figures published by the BCRA (Communication "A" 5180 and supplementary). On an annual basis, income from Guaranteed Loans and in CER Adjustment increased Ps.15.2 million.

Income from differences in quoted prices of gold and foreign currency increased 134% or Ps.46.9 million QoQ due to a higher valuation of government securities dollar adjustable and higher trading results. On an annual basis, a decrease of 64% or Ps.145.5 million was experienced.

Other financial income increased 6% or Ps.2.9 million compared to 2Q14 mainly due to higher income from on shore forward foreign currency transactions which were partially compensated by lower income from reverse repos. On an annual basis, the decrease was 8% or Ps.4.8 million.

FINANCIAL INCOME	MACRO consolidated
In MILLION $	III13	IV13	I14	II14	III14

Interest on cash and due from banks	0.1	0.0	0.1	0.0	0.0
Interest on loans to the financial sector	12.9	16.7	13.2	28.5	10.0
Interest on overdrafts	274.4	327.9	351.7	352.2	340.9
Interest on documents	175.3	202.4	248.0	244.0	216.2
Interest on mortgages loans	86.4	100.0	115.7	123.5	120.3
Interest on pledges loans	50.0	58.6	62.2	64.5	67.8
Interest on credit cards loans	260.2	316.0	408.1	466.3	497.4
Interest on financial leases	17.7	18.4	20.3	19.7	18.6
Interest on other loans	1,243.3	1,366.0	1,468.7	1,493.4	1,567.1
Net Income from government & private securities (1)	180.5	95.9	271.0	567.2	761.1
Interest on other receivables from financial interm.	0.5	0.9	0.9	0.7	0.5
Income from Guaranteed Loans - Decree 1387/01	1.1	9.5	20.3	6.3	6.7
CER adjustment	2.0	12.0	36.9	19.6	11.6
CVS adjustment	0.1	0.1	0.3	0.1	0.1
Difference in quoted prices of gold and foreign currency	227.5	342.6	678.9	35.1	82.0
Other	57.3	120.7	220.0	49.6	52.5
Total financial income	2,589.3	2,987.7	3,916.3	3,470.7	3,752.8

(1) Net Income from government & private securities
LEBAC / NOBAC	2.3	5.2	141.7	461.3	566.7
Other	178.2	90.7	129.3	105.9	194.4
TOTAL	180.5	95.9	271.0	567.2	761.1

The Bank’s 3Q14 financial expense totaled Ps.1.6 billion, decreasing by 7% (Ps.117.5 million) compared to the previous quarter and increasing by 57% (Ps.591.7 million) compared to 3Q13.

In 3Q14, interest on deposits represented 79% of the Bank’s total financial expense. Interest on deposits decreased 10% or Ps.140.8 million QoQ due to a decrease of the average time deposit rates of 250bp. On a yearly basis, interest on deposits grew 61% or Ps.491 million.

Other financial expense increased 9% or Ps.20.4 million QoQ, mainly due to higher gross income tax and increased 43% or Ps.77.3 million YoY.

4

3Q14 Earnings Release

FINANCIAL EXPENSE	MACRO consolidated
In MILLION $	III13	IV13	I14	II14	III14

Interest on checking accounts	0.1	0.2	0.1	0.2	0.2
Interest on saving accounts	10.3	10.2	11.1	12.1	12.5
Interest on time deposits	791.6	900.0	1,120.4	1,421.5	1,280.3
Interest on interfinancing received loans	0.9	0.0	0.0	0.0	0.3
Interest on subordinated bonds	20.7	22.8	29.2	29.1	30.6
Other Interest	0.8	0.9	0.8	0.8	0.8
Interest on other liabilities from fin intermediation	15.1	17.0	22.1	23.3	24.1
CER adjustment	1.1	1.1	3.2	2.8	1.7
Contribution to Deposit Guarantee Fund	17.1	18.0	19.0	20.2	21.6
Other	181.6	199.1	247.0	238.5	258.9
Total financial expense	1,039.3	1,169.3	1,452.9	1,748.5	1,631.0

As of 3Q14, the Bank’s net interest margin was 15.7%, wider than the 15.2% posted in 2Q14 and higher than the 13.3% posted in 3Q13. Had income from government and private securities and guaranteed loans been excluded, the Bank’s net interest margin would have been 14.3% in 3Q14, compared to the 14.2% posted in 2Q14 and the 13.6% posted in 3Q13.

In 3Q14, Banco Macro’s net fee income totaled Ps.927.6 million, 12% or Ps.99.6 million higher than 2Q14, and 53% or Ps.321.2 million higher than 3Q13. This growth was mainly driven by fee charges on deposit accounts which increased 11% or Ps.72.9 million QoQ followed by debit and credit card fees which increased 11% or Ps.28.9 million QoQ. On a yearly basis these same fees increased 43% and 45%, respectively.

NET FEE INCOME	MACRO consolidated
In MILLION $	III13	IV13	I14	II14	III14

Fee charges on deposit accounts	525.2	540.0	622.2	678.0	750.9
Debit and credit card fees	204.0	226.1	239.5	267.8	296.7
Other fees related to foreign trade	11.9	11.8	14.6	16.2	17.3
Credit-related fees	38.4	38.1	17.2	20.2	26.0
Lease of safe-deposit boxes	18.0	17.8	19.2	20.5	22.0
Other	86.5	95.0	106.5	110.5	126.6
Total fee income	884.0	928.8	1,019.2	1,113.2	1,239.5

Total fee expense	277.6	226.9	264.9	285.2	311.9

Net fee income	606.4	701.9	754.3	828.0	927.6

In 3Q14 Banco Macro’s administrative expenses reached Ps.1.4 billion, 6% or Ps.82.4 million higher than the previous quarter mainly due to higher personnel expenses and other operating expenses. Administrative expenses increased 36% or Ps.367.1 million YoY due to an increase in personnel expenses (mainly higher salaries and other concepts) and other operating expenses.

Personnel expenses grew 10% or Ps.77 million QoQ, basically originated by a one-time payment of Ps.34 million and the payment for the Bankers Day for Ps.30 million. Personal expenses increased 43% or Ps.248.1 million compared to 3Q13.

As of September 2014, the accumulated efficiency ratio reached 44.6%, improving from the 50.9% posted in 3Q13. Accumulative administrative expenses grew 35% in 3Q14, while net financial income and net fee income grew 54% as a whole, evidencing an improvement in efficiency.

5

3Q14 Earnings Release

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	III13	IV13	I14	II14	III14

Personnel expenses	572.0	641.2	697.7	743.1	820.1
Directors & statutory auditors´fees	23.8	46.5	71.2	58.7	11.7
Other professional fees	36.4	36.4	38.7	50.1	46.1
Advertising & publicity	48.1	14.0	21.0	26.8	31.8
Taxes	56.9	60.0	68.9	82.1	84.7
Depreciation of equipment	24.9	26.5	30.4	31.9	33.1
Amortization of organization costs	22.9	25.6	27.6	29.8	31.6
Other operating expenses	164.5	165.7	179.6	191.3	216.2
Other	80.0	89.0	87.5	100.4	121.3
Total Administrative Expenses	1,029.5	1,104.9	1,222.6	1,314.2	1,396.6

Total Employees	8,641	8,663	8,735	8,714	8,730
Branches	428	430	429	431	431
Efficiency ratio	47.7%	64.0%	38.0%	40.8%	45.8%

Accumulated efficiency ratio	50.9%	48.7%	38.0%	44.0%	44.6%

In 3Q14, the Bank’s net other income totalled Ps.54.9 million, decreased 7% or Ps.4.3 million QoQ mainly due to the net resulting from the increase in other income of Ps.3.7 million and the increase of other expenses of Ps.8 million.

NET OTHER INCOME	MACRO consolidated
In MILLION $	III13	IV13	I14	II14	III14

Other Income
Penalty interest	9.9	10.4	12.6	14.3	20.1
Recovered loans and reversed allowances	21.5	26.9	20.6	32.8	29.5
Other	26.8	20.2	28.6	55.6	56.8
Total Other Income	58.2	57.5	61.8	102.7	106.4

Other Expense
Charges for other receivables uncollectibility and other allowances	14.0	9.1	12.7	14.2	7.5
Goodwill amortization	3.5	3.6	3.5	3.5	3.5
Other Expense	29.7	15.0	23.9	25.8	40.5
Total Other Expense	47.2	27.7	40.1	43.5	51.5

Net Other Income	11.0	29.8	21.7	59.2	54.9

In 3Q14, Banco Macro's effective income tax rate was 36.4%, compared to 42.5% in 3Q13.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.41.9 billion, increasing 5% or Ps.2.0 million QoQ and 13% or Ps.4.8 billion YoY.

Within commercial loans, pledge loans (mainly productive investments loans) and overdrafts grew 12% and 10% QoQ, respectively.

6

3Q14 Earnings Release

The main growth in consumer loans was driven by personal loans and credit cards loans which rose 7% and 2% QoQ, respectively.

As of 3Q14, productive investments loans reached Ps.3.9 billion from the total financing to the private sector portfolio.

FINANCING TO THE PRIVATE SECTOR	MACRO consolidated					Variation
In MILLION $	III13	IV13	I14	II14	III14	III14/II14	III14/III13

Overdrafts	5,642.0	4,450.0	4,622.5	4,692.4	5,152.0	10%	-9%
Discounted documents	3,654.4	4,320.8	4,333.9	4,061.4	4,144.3	2%	13%
Mortgages loans	1,916.2	2,308.9	2,292.1	2,319.5	2,361.4	2%	23%
Pledges loans	1,168.9	1,429.4	1,416.5	1,513.3	1,688.3	12%	44%
Personal loans	13,012.5	13,873.8	13,875.1	14,051.5	15,040.5	7%	16%
Credit Card loans	5,755.4	6,841.4	7,157.5	7,298.7	7,447.4	2%	29%
Others	4,878.0	5,206.6	5,260.8	5,035.0	5,235.0	4%	7%
Total loan portfolio	36,027.4	38,430.9	38,958.4	38,971.8	41,068.9	5%	14%
Financial trusts	710.4	722.1	771.0	563.9	516.6	-8%	-27%
Leasing	375.7	385.7	379.2	376.2	360.6	-4%	-4%
Total financing to the private sector	37,113.5	39,538.7	40,108.6	39,911.9	41,946.1	5%	13%

Public Sector Assets

In 3Q14, the Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 4.7%, higher than the 4.2% posted in 2Q14 and higher than the 4.4% posted in 3Q13.

In 3Q14, government securities increased 19% QoQ, from which 77% were LEBAC/NOBAC.

The Bank’s exposure to the public sector remained below the Argentine system’s average (9%).

7

3Q14 Earnings Release

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	III13	IV13	I14	II14	III14

LEBAC / NOBAC B.C.R.A.	82.8	48.6	5,053.0	7,881.6	9,284.0
Other	1,778.5	1,099.6	1,660.6	2,227.7	2,726.2
Government securities	1,861.3	1,148.2	6,713.6	10,109.3	12,010.2
Guaranteed loans	295.2	311.8	363.5	383.8	396.4
Provincial loans	296.4	328.4	329.8	288.4	242.5
Government securities loans	13.5	0.0	0.0	0.0	1.5
Loans	605.1	640.2	693.3	672.2	640.4
Purchase of government bonds	19.0	8.9	23.1	23.4	24.0
Other receivables	19.0	8.9	23.1	23.4	24.0

TOTAL PUBLIC SECTOR ASSETS	2,485.4	1,797.3	7,430.0	10,804.9	12,674.6

TOTAL PUBLIC SECTOR LIABILITIES	42.6	42.1	44.5	43.3	42.1

Net exposure	2,442.8	1,755.2	7,385.5	10,761.6	12,632.5

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	2,402.6	1,748.7	2,377.0	2,923.3	3,390.6

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	4.4%	3.0%	3.7%	4.2%	4.7%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	4.3%	2.9%	3.6%	4.2%	4.6%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.53.1 billion in 3Q14, growing 4% or Ps.1.9 billion QoQ and 27% or Ps.11.4 billion YoY and representing 86% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits increased 2% or Ps.896.3 million while public sector deposits grew 11% or Ps.975.3 million. Within private sector deposits, a decrease in foreign currency deposits of Ps.19 million was experiences, while peso deposits grew 2%.

The increase in private sector deposits was led by time deposits, which grew 3% or Ps.641.5 million QoQ. On the other hand, transactional deposits also increased 1% or Ps.210.8 million QoQ.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	III13	IV13	I14	II14	III14	III14/II14	III14/III13

Public sector	7,972.6	6,580.0	7,529.2	9,203.6	10,178.9	11%	28%

Financial sector	20.9	26.9	25.2	27.6	29.2	6%	40%

Private sector	33,780.5	36,820.1	39,359.4	42,047.1	42,943.4	2%	27%
Checking accounts	7,494.3	8,602.7	8,607.3	10,003.8	10,419.5	4%	39%
Savings accounts	7,454.0	8,440.7	7,954.8	9,467.0	9,262.1	-2%	24%
Time deposits	17,582.0	18,416.5	21,306.7	20,933.1	21,574.6	3%	23%
Other	1,250.2	1,360.2	1,490.6	1,643.2	1,687.2	3%	35%
TOTAL	41,774.0	43,427.0	46,913.8	51,278.3	53,151.5	4%	27%

8

3Q14 Earnings Release

Other sources of funds

In 3Q14, the total amount of other sources of funds increased 7% or Ps.878.1 million compared to 2Q14, mainly as a result of an 10% (totaling Ps.985.6 million) increase in the shareholder’s equity which was driven by 3Q14 positive results and which was partially compensated by a decrease in financing received from banks and financial institutions.

OTHER FUNDING	MACRO consolidated
In MILLION $	III13	IV13	I14	II14	III14

Central Bank of Argentina	21.9	22.0	22.3	22.8	18.8
Banks and international institutions	34.6	326.5	308.2	421.2	211.9
Financing received from Argentine financial institutions	56.9	56.9	65.1	58.9	66.5
Subordinated corporate bonds	892.7	981.1	1,235.0	1,223.9	1,304.7
Non-subordinated corporate bonds	624.8	718.0	864.3	895.7	913.1
Shareholders´ equity	7,674.0	8,627.4	9,813.8	9,931.2	10,916.8
Total other Funding	9,304.8	10,732.0	12,308.6	12,553.7	13,431.8

As of September 2014 Banco Macro’s average cost of funds reached 11%, based on the significant participation of Banco Macro´s transactional deposits which represent approximately 46% of its total deposit base. These accounts are low cost and are not sensitive to interest rate increases.

Liquid Assets

In 3Q14, the Bank’s liquid assets amounted to Ps.22.9 billion, showing an increase of 1% or Ps.148 million QoQ and an increase of 81% or Ps.10.3 billion on a yearly basis.

In 3Q14, Banco Macro experienced an increase in cash of 22%, an increase in LEBAC/NOBAC own portfolio of 17% and a decrease of reverse repos from LEBAC/NOBAC of 88%.

In 3Q14 Banco Macro’s liquid assets to total deposits ratio reached 43%.

LIQUID ASSETS	MACRO consolidated
In MILLION $	III13	IV13	I14	II14	III14

Cash	9,449.6	12,860.5	9,434.9	9,993.0	12,175.9
Guarantees for compensating chambers	574.3	582.4	614.3	629.0	668.0
Call	444.9	308.0	256.0	778.0	333.4
Reverse repos from other securities	360.1	554.1	221.0	102.4	277.7
Reverse repos from LEBAC/NOBAC	1,695.0	124.4	3,433.2	3,543.0	436.5
LEBAC / NOBAC own portfolio	82.8	48.6	4,948.4	7,682.6	8,984.5
TOTAL	12,606.7	14,478.0	18,907.8	22,728.0	22,876.0

Liquid assets to total deposits	30.2%	33.3%	40.3%	44.3%	43.0%

9

3Q14 Earnings Release

Solvency

Banco Macro continued showing high solvency levels in 3Q14 with an integrated capital (RPC) of Ps.10.8 billion over a total capital requirement of Ps.5.1 billion. Banco Macro´s excess capital in 3Q14 was 112% or Ps.5.7 billion.

As of January 2014, total capital requirement is fully based on BCRA Communication “A” 5369 methodology.

The capitalization ratio (as a percentage of risk-weighted assets) was 24.7% in 3Q14, above the minimum required by the Central Bank.

Following the Bank´s target to protect its equity, the Bank has built a portfolio of shares from listed companies.

The Bank´s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO consolidated
In MILLION $	III13	IV13	I14	II14	III14

Credit risk requirement	2,752.5	2,752.5	3,490.1	3,516.8	3,609.7
Market risk requirement	52.0	52.0	148.6	212.1	270.0
Operational risk requirement	709.9	709.9	1,041.2	1,113.5	1,201.4
Interest rate risk requirement	838.2	838.2	0.0	0.0	0.0
Total capital requirement (*)	4,352.6	4,352.6	4,679.8	4,842.4	5,081.1

Ordinary Capital Level 1 (COn1)	7,388.1	8,150.7	9,220.6	9,531.4	10,421.0
Deductible concepts COn1	-336.5	-363.5	-375.7	-395.0	-407.3
Aditional Capital Level 1 (CAn1)	412.7	412.7	366.8	366.8	366.8
Capital level 2 (COn2)	364.8	388.9	392.9	392.3	414.9
Integrated capital (RPC) (**)	7,829.1	8,588.8	9,604.6	9,895.5	10,795.4

Excess capital	3,476.5	4,236.3	4,924.8	5,053.2	5,714.3

Capitalization ratio	23.1%	25.3%	22.7%	23.2%	24.7%

Ratio TIER 1	22.0%	24.1%	21.8%	22.3%	23.7%

(*) Total Capital requirement for I13, II13, III13 & IV13 quarters, are January´s 2013 total capital requeriement since the highest had to be considered according to BCRA.

(**) Aditionally, the RPC of the Bank, acting as custodian of securties representing investments of FGS, must also exceed an equivalent of 0.25% of the total securities under custody, based in which, the Bank has successully fullfilled with this requirement.

Asset Quality

In 3Q14, Banco Macro’s non-performing to total financing ratio reached a level of 1.85% lower than 2.02% posted in 2Q14. The commercial portfolio decreased it´s irregularity in 33bp since some clients were sent off balance sheet.

The coverage ratio reached 138.69% in 3Q14.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

10

3Q14 Earnings Release

ASSET QUALITY	MACRO consolidated
In MILLION $	III13	IV13	I14	II14	III14

Commercial portfolio	16,448.9	16,513.3	16,933.1	17,384.5	16,923.7
Non-performing	250.1	253.1	300.7	298.6	235.0
Consumer portfolio	22,314.9	24,669.0	24,854.6	24,965.4	27,063.3
Non-performing	435.3	435.6	484.1	556.6	580.8
Total portfolio	38,763.8	41,182.3	41,787.7	42,349.9	43,987.0
Non-performing	685.4	688.7	784.8	855.2	815.8
Total non-performing/ Total portfolio	1.76%	1.70%	1.88%	2.02%	1.85%
Total allowances	1,010.6	1,026.6	1,076.8	1,138.0	1,131.4
Coverage ratio w/allowances	147.45%	149.06%	137.21%	133.07%	138.69%

11

3Q14 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO consolidated
In MILLION $	III13	IV13	I14	II14	III14

CER adjustable ASSETS
Guaranteed loans	324.8	331.4	350.3	369.6	381.0
Private sector loans	5.5	4.9	4.5	3.9	3.3
Other loans	0.4	0.4	0.3	0.2	0.2
Loans	330.7	336.7	355.1	373.7	384.5
Other receivables	3.4	2.8	2.3	1.8	1.3
Total CER adjustable assets	334.1	339.5	357.4	375.5	385.8

CER adjustable LIABILITIES
Deposits	0.2	0.2	0.3	0.3	0.3
Other liabilities from financial intermediation	42.5	42.0	43.2	43.2	42.0
Total CER adjustable liabilities	42.7	42.2	43.5	43.5	42.3

NET CER EXPOSURE	291.4	297.3	313.9	332.0	343.5

FOREIGN CURRENCY POSITION	MACRO consolidated
In MILLION $	III13	IV13	I14	II14	III14

Cash	4,980.8	5,977.6	4,609.1	5,264.7	5,817.3
Government and private securities	757.2	911.7	1,392.8	1,828.0	1,486.9
Loans	1,929.6	1,917.1	2,435.3	2,428.7	2,048.8
Other receivables from financial intermediation	767.9	833.2	917.6	552.5	690.2
Other assets	139.1	82.8	83.0	93.3	85.7
TOTAL ASSETS	8,574.6	9,722.4	9,437.8	10,167.2	10,128.9
Deposits	3,616.0	3,759.1	4,350.1	4,863.9	4,858.2
Other liabilities from financial intermediation	657.1	1,432.8	1,372.0	1,437.1	1,043.8
Non-subordinated corporate bonds	624.8	718.0	864.3	895.7	913.1
Subordinated corporate bonds	892.7	981.1	1,235.0	1,223.9	1,304.7
Other liabilities	5.8	18.5	-63.2	10.5	5.8
TOTAL LIABILITIES	5,796.4	6,909.5	7,758.2	8,431.1	8,125.6

NET FX POSITION	2,778.2	2,812.9	1,679.6	1,736.1	2,003.3

12

3Q14 Earnings Release

Relevant and Recent Events

•	On September 3rd 2014, the Central Bank (BCRA), through Communication “A” 5627, established new limits to the positive net global foreign currency position, setting the new cap equivalent at 20% from 30%, of the integrated capital (RPC) or of its own liquid resources, whichever is the lesser. Banco Macro has successfully fulfilled with these requirement.

•	On September 22nd 2014, pursuant to the provisions of Sect. 67 of Law 26831, the bank decided that once the 3-year term from the acquisition and non-sale of the 10.000.000 Class B common shares which were previously repurchased expires, the bank´s capital stock shall be reduced in 10.000.000 Class B common shares.

•	As of September 2014, Banco Macro satisfactorily extended 50% of the loans regarding the productive investment program assigned for small & mid-sized companies (MiPyMES) required by BCRA Communication “A” 5600 and it´s modifications.

•	On October 6th 2014, the Central Bank (BCRA) through Communication “A” 5640 decided to establish minimum interest rates for time deposits of individuals, when the amount of these does not surpasses the value covered by the insurance deposit system (SEDESA).

13

3Q14 Earnings Release

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	III13	IV13	I14	II14	III14
ASSETS	56,732.3	59,295.0	68,241.1	72,858.7	72,730.3
Cash	9,449.6	12,860.5	9,434.9	9,993.0	12,175.9
Government and Private Securities	4,436.9	2,441.3	10,930.3	14,842.0	13,436.0
-LEBAC/NOBAC	1,777.8	173.0	8,381.6	11,225.6	9,421.0
-Other	2,659.1	2,268.3	2,548.7	3,616.4	4,015.0
Loans	36,613.9	39,022.4	39,507.8	39,916.8	41,586.7
to the non-financial government sector	591.6	640.2	693.3	672.5	639.5
to the financial sector	513.8	364.9	295.4	804.3	401.7
to the non-financial private sector and foreign residents	36,494.4	39,023.8	39,573.5	39,553.6	41,659.4
-Overdrafts	5,642.0	4,450.0	4,622.5	4,692.4	5,152.0
-Documents	3,654.4	4,320.8	4,333.9	4,061.4	4,144.3
-Mortgage loans	1,916.2	2,308.9	2,292.1	2,319.5	2,361.4
-Pledge loans	1,168.9	1,429.4	1,416.5	1,513.3	1,688.3
-Personal loans	13,012.5	13,873.8	13,875.1	14,051.5	15,040.5
-Credit cards	5,755.4	6,841.4	7,157.5	7,298.7	7,447.4
-Other	4,878.0	5,206.6	5,260.8	5,035.0	5,235.0
-Accrued interest, adjustments, price differences receivables and unearned discount	467.0	592.9	615.1	581.8	590.5
Allowances	-986.0	-1,006.5	-1,054.4	-1,113.6	-1,113.9
Other receivables from financial intermediation	4,019.9	2,680.2	5,923.2	5,502.0	2,659.0
Receivables from financial leases	373.9	385.9	380.2	376.5	361.5
Investments in other companies	11.8	13.5	13.7	13.6	11.1
Other receivables	451.1	435.3	453.3	513.5	545.8
Other assets	1,375.2	1,455.9	1,597.8	1,701.4	1,954.3
LIABILITIES	49,058.3	50,667.6	58,427.3	62,927.5	61,813.5
Deposits	41,774.0	43,427.0	46,913.8	51,278.3	53,151.5
From the non-financial government sector	7,972.6	6,580.0	7,529.2	9,203.6	10,178.9
From the financial sector	20.9	26.9	25.2	27.6	29.2
From the non-financial private sector and foreign residents	33,780.5	36,820.1	39,359.4	42,047.1	42,943.4
-Checking accounts	7,494.3	8,602.7	8,607.3	10,003.8	10,419.5
-Savings accounts	7,454.0	8,440.7	7,954.8	9,467.0	9,262.1
-Time deposits	17,582.0	18,416.5	21,306.7	20,933.1	21,574.6
-Other	1,250.2	1,360.2	1,490.6	1,643.2	1,687.2
Other liabilities from financial intermediation	5,028.7	4,697.7	8,114.2	8,306.5	5,350.4
Subordinated corporate bonds	892.7	981.1	1,235.0	1,223.9	1,304.7
Other liabilities	1,362.9	1,561.8	2,164.3	2,118.9	2,006.9
SHAREHOLDERS' EQUITY	7,674.0	8,627.4	9,813.8	9,931.2	10,916.8

LIABILITIES + SHAREHOLDERS' EQUITY	56,732.3	59,295.0	68,241.1	72,858.7	72,730.3

14

3Q14 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	III13	IV13	I14	II14	III14
Financial income	2,589.3	2,987.7	3,916.3	3,470.7	3,752.8
Interest on cash and due from banks	0.1	0.0	0.1	0.0	0.0
Interest on loans to the financial sector	12.9	16.7	13.2	28.5	10.0
Interest on overdrafts	274.4	327.9	351.7	352.2	340.9
Interest on documents	175.3	202.4	248.0	244.0	216.2
Interest on mortgage loans	86.4	100.0	115.7	123.5	120.3
Interest on pledge loans	50.0	58.6	62.2	64.5	67.8
Interest on credit card loans	260.2	316.0	408.1	466.3	497.4
Interest on financial leases	17.7	18.4	20.3	19.7	18.6
Interest on other loans	1,243.3	1,366.0	1,468.7	1,493.4	1,567.1
Income from government & private securities, net	180.5	95.9	271.0	567.2	761.1
Interest on other receivables from fin. intermediation	0.5	0.9	0.9	0.7	0.5
Income from Guaranteed Loans - Decree 1387/01	1.1	9.5	20.3	6.3	6.7
CER adjustment	2.0	12.0	36.9	19.6	11.6
CVS adjustment	0.1	0.1	0.3	0.1	0.1
Difference in quoted prices of gold and foreign currency	227.5	342.6	678.9	35.1	82.0
Other	57.3	120.7	220.0	49.6	52.5
Financial expense	-1,039.3	-1,169.3	-1,452.9	-1,748.5	-1,631.0
Interest on checking accounts	-0.1	-0.2	-0.1	-0.2	-0.2
Interest on saving accounts	-10.3	-10.2	-11.1	-12.1	-12.5
Interest on time deposits	-791.6	-900.0	-1,120.4	-1,421.5	-1,280.3
Interest on interfinancing received loans	-0.9	0.0	0.0	0.0	-0.3
Interest on subordinated bonds	-20.7	-22.8	-29.2	-29.1	-30.6
Other Interest	-0.8	-0.9	-0.8	-0.8	-0.8
Interests on other liabilities from fin. intermediation	-15.1	-17.0	-22.1	-23.3	-24.1
CER adjustment	-1.1	-1.1	-3.2	-2.8	-1.7
Contribution to Deposit Guarantee Fund	-17.1	-18.0	-19.0	-20.2	-21.6
Other	-181.6	-199.1	-247.0	-238.5	-258.9
Net financial income	1,550.0	1,818.4	2,463.4	1,722.2	2,121.8
Provision for loan losses	-139.1	-158.5	-131.3	-167.7	-151.5

Fee income	884.0	928.8	1,019.2	1,113.2	1,239.5
Fee expense	-277.6	-226.9	-264.9	-285.2	-311.9
Net fee income	606.4	701.9	754.3	828.0	927.6

Administrative expenses	-1,029.5	-1,104.9	-1,222.6	-1,314.2	-1,396.6
Minority interest in subsidiaries	-4.7	-5.5	-6.8	-5.3	-5.9
Net other income	11.0	29.8	21.7	59.2	54.9
Earnings before income tax	994.1	1,281.2	1,878.7	1,122.1	1,550.3
Income tax	-422.2	-327.9	-692.4	-389.4	-564.8

Net income	571.9	953.3	1,186.3	732.7	985.5

15

3Q14 Earnings Release

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	III13	IV13	I14	II14	III14
Profitability & performance
Net interest margin (1)	14.5%	15.0%	15.7%	14.7%	16.7%
Net interest margin adjusted (2)	14.2%	15.1%	15.0%	13.3%	14.7%
Net fee income ratio	28.1%	27.8%	23.4%	32.5%	30.4%
Efficiency ratio	47.7%	43.8%	38.0%	51.5%	45.8%
Net fee income as a percentage of adm expenses	58.9%	63.5%	61.7%	63.0%	66.4%
Return on average assets	4.3%	6.6%	7.6%	4.3%	5.6%
Return on average equity	30.1%	45.8%	50.4%	28.8%	37.0%
Liquidity
Loans as a percentage of total deposits	90.0%	92.2%	86.5%	80.0%	80.3%
Liquid assets as a percentage of total deposits	30.2%	33.3%	40.3%	44.3%	43.0%
Capital
Total equity as a percentage of total assets	13.5%	14.6%	14.4%	13.6%	15.0%
Regulatory capital as a percentage of risk weighted assets	23.1%	25.3%	22.7%	23.2%	24.7%
Asset Quality
Allowances over total loans	2.6%	2.5%	2.6%	2.7%	2.6%
Non-performing financing as a percentage of total financing	1.8%	1.7%	1.9%	2.0%	1.9%
Allowances as a percentage of non-performing financing	147.5%	149.1%	137.2%	133.1%	138.7%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	III13	IV13	I14	II14	III14
Profitability & performance
Net interest margin (1)	13.3%	13.7%	15.7%	15.2%	15.7%
Net interest margin adjusted (2)	13.6%	13.9%	15.0%	14.2%	14.3%
Net fee income ratio	31.6%	30.4%	23.4%	27.4%	28.5%
Efficiency ratio	50.9%	48.7%	38.0%	44.0%	44.6%
Net fee income as a percentage of adm expenses	62.1%	62.5%	61.7%	62.4%	63.8%
Return on average assets	3.8%	4.6%	7.6%	5.9%	5.8%
Return on average equity	28.3%	33.3%	50.4%	39.2%	38.4%
Liquidity
Loans as a percentage of total deposits	90.0%	92.2%	86.5%	80.0%	80.3%
Liquid assets as a percentage of total deposits	30.2%	33.3%	40.3%	44.3%	43.0%
Capital
Total equity as a percentage of total assets	13.5%	14.6%	14.4%	13.6%	15.0%
Regulatory capital as a percentage of risk weighted assets	23.1%	25.3%	22.7%	23.2%	24.7%
Asset Quality
Allowances over total loans	2.6%	2.5%	2.6%	2.7%	2.6%
Non-performing financing as a percentage of total financing	1.8%	1.7%	1.9%	2.0%	1.9%
Allowances as a percentage of non-performing financing	147.5%	149.1%	137.2%	133.1%	138.7%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government securities and guaranteed loans

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 10, 2014

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director